UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

台灣微脂體股份有限公司

(Name of Subject Company)

Taiwan Liposome Company, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)

Taiwan Liposome Company, Ltd.

(Name of Person(s) Furnishing Form)

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing two common shares, par value NT$10 per common share	TLC	The Nasdaq Global Market
Common shares, par value NT$10 per share *	4152	The Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

874038102**

(CUSIP Number of Class of Securities (if applicable))

George Yeh

President

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

+886 2 2655 7377

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable.

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Exhibit Description
1.1*	Taiwan Liposome Company, Ltd. Notice of the First Extraordinary General Meeting of 2021 to consider, among others, the proposed privatization previously mentioned in the Form 6-K dated July 6, 2021.

1.2*	Taiwan Liposome Company, Ltd. Handbook for the First Extraordinary General Meeting of 2021 to consider, among others, the proposed privatization previously mentioned in the Form 6-K dated July 6, 2021. (Version for Taiwanese shareholders)

1.3	Cover note of the Handbook (Exhibit 1.3) addressed to non-Taiwanese shareholders (not including ADS holders)

1.4*	First Amendment to the Share Swap Agreement, dated August 4, 2021, included as a supplement to the Handbook (Exhibit 1.3).

*	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on August 4, 2021 and incorporation by reference in this Form CB.

Item 2. Informational Legends

The required legend is prominently included in Exhibits 1.3 and 1.4.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Exhibit Description
2.1*	Press release, dated July 5, 2021, entitled “TLC Announces Details of Stock Swap Transactions”.

2.2*	Filings with the Taiwan stock exchange, dated July 5, 2021, including the minutes of the Q&A session in the press conference.

2.3**	Filings with the Taipei Exchange’s Market Observation Post System, dated July 6, 2021, to confirm the venue of the rescheduled 2021 Annual General Meeting and an Extraordinary General Meeting to consider, among others, the proposed privatization previously mentioned in the Form 6-K dated July 6, 2021.

2.4***	Filing with the Taipei Exchange’s Market Observation Post System, dated July 22, 2021, for the privatization transaction previously mentioned in the Form 6-K dated July 6, 2021.

2.5****	Filing with the Taipei Exchange’s Market Observation Post System, dated August 4, 2021, for the amendment of Share Swap Agreement.

2.6	Q&A of Share Swap and the Restructuring as of August 4, 2021 (incorporated by reference in the Handbook (Exhibit 1.3)).

*	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 6, 2021 and incorporation by reference in this Form CB.
**	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 8, 2021 and incorporation by reference in this Form CB.
***	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on July 22, 2021 and incorporation by reference in this Form CB.
****	Previously filed with the Securities and Exchange Commission as an exhibit to Form 6-K on August 4, 2021 and incorporation by reference in this Form CB.

PART III – CONSENT TO SERVICE OF PROCESS

Taiwan Liposome Company, Ltd. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated August 5, 2021 concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAIWAN LIPOSOME COMPANY, LTD.

By:	/s/ George Yeh
Name:	George Yeh
Title:	President

Date: August 5, 2021

3